Exhibit 1

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th floor

Los Angeles, California 90071

May 20, 2016

Ms. Carol Crenshaw

Mr. Justin C. Dearborn

Mr. David E. Dibble

Mr. Michael W. Ferro, Jr.

Mr. Philip G. Franklin

Mr. Eddy W. Hartenstein

Ms. Renetta McCann

Mr. Richard A. Reck

Mr. Donald Tang

Ms. Ellen Taus

c/o Ms. Julie K. Xanders

Executive Vice President, General Counsel & Secretary

Tribune Publishing Company

435 North Michigan Avenue

Chicago, Illinois 60611

Dear Directors of Tribune Publishing Company:

We have read with great concern the conflicting accounts of the May 12 meeting between Tribune Chairman Michael Ferro and Gannett Chairman John Louis and President Robert Dickey relating to Gannett’s proposal to acquire Tribune Publishing Company.

As you know, Gannett filed proxy materials today reporting that at that meeting “Mr. Ferro stated that a business combination between Gannett and Tribune could make sense as long as Mr. Ferro would have a ‘significant role’ and was its ‘largest shareholder.’” Gannett also reports that Mr. Ferro “went on to state he was unwilling to engage in a process unless he, personally, would get a ‘piece of the action.’”

We are aware that Tribune has responded to Gannett’s statement saying that Gannett had engaged “in the reckless use of false and misleading comments” about the May 12 meeting and that Gannett’s Chairman and CEO were “misleading investors with half-truths and conjecture.”

We have also read in Gannett’s proxy materials that Mr. Ferro has stated that Tribune is not for sale at any price, and, according to Politico’s May 19 story, Mr. Ferro supposedly told about five dozen Los Angeles Times sales employees in a May 17 meeting that he is working on a bid to take over Gannett. It’s not clear from the story if Mr. Ferro was said to be describing a potential bid by Tribune or a separate group organized by Mr. Ferro.

In light of these circumstances, we believe it incumbent upon the board to establish an independent committee with its own independent advisors, free, in each case, of any influence from Mr. Ferro or any other shareholder, to consider Gannett’s proposal and determine Tribune’s response. Given the need for that committee to act as fiduciaries for all shareholders, focused on achieving the best result for all shareholders, rather than the result favored by Mr. Ferro or any other particular shareholder, we do not believe that Mr. Ferro, Mr. Dearborn, Ms. Crenshaw, Mr. Reck or Mr. Tang have the requisite capacity to act as disinterested fiduciaries for Tribune shareholders.

The developments since our Wednesday letter to you have only caused us to believe more strongly that a negotiated transaction with Gannett is in the best interests of all Tribune shareholders.

Very truly yours,

/s/ John B. Frank
John B. Frank Vice Chairman

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